September 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AEA-Bridges Impact Corp.

PO Box 1093, Boundary Hall, Cricket Square,

KY1-1102

Cayman Islands File

No. 333-248785

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of AEA-Bridges Impact Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:00 a.m. Washington D.C. time on October 1, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 10 copies of the Preliminary Prospectus dated October 1, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Frank McGee
Name: Frank McGee
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ Michael Marcus
Name: Michael Marcus
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]